SEC FILE NUMBER
000-51666
CUSIP NUMBER
84649

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-CSR

For Period Ended: September 27, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Spansion Inc.

Full Name of Registrant

Former Name if Applicable

915 DeGuigne Drive, P.O. Box 3453

Address of Principal Executive Office (Street and Number)

Sunnyvale, CA 94088-3453

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a	)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b	)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c	)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period:

As disclosed in Current Reports on Form 8-K previously filed with the Securities and Exchange Commission by Spansion Inc. (the “Company”), on February 9, 2009, Spansion Japan Limited (“Spansion Japan”), an indirect wholly-owned subsidiary of the Company, entered into a proceeding under the Corporate Reorganization Law (Kaisha Kosei Ho) of Japan to obtain protection from Spansion Japan’s creditors (the “Spansion Japan Proceeding”), and on March 1, 2009, the Company and each of its domestic subsidiaries filed a voluntary petition for relief under chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Cases”) in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

Prior to the Spansion Japan Proceeding and the Bankruptcy Cases, Spansion Japan supplied wafers to Spansion LLC, a wholly-owned subsidiary of the Company, pursuant to the terms of a foundry agreement, which was effective as of September 28, 2006, as amended (the “Prepetition Foundry Agreement”). The prices the Company paid to Spansion Japan for the wafers and related services under the Prepetition Foundry Agreement are a material component of the Company’s “cost of goods sold” and have been the subject of ongoing discussion between the Company and Spansion Japan since the commencement of the Bankruptcy Cases. The Company believes that it had reached an understanding (although not reduced to an executed agreement in writing) with Spansion Japan on the pricing of such wafers and services that approximated the then-market price for such wafers and services. Spansion Japan disputes that a binding agreement was reached. Spansion Japan and its creditors have further asserted that the pricing for wafers and services under the Prepetition Foundry Agreement continues to apply. As a result, in October 2009, the Company filed a motion with the Bankruptcy Court to reject the Prepetition Foundry Agreement. The dispute between the two companies with respect to the applicable pricing for goods and services supplied by Spansion Japan to the Company following the filing of the Bankruptcy Cases, and the uncertainty of “cost of goods sold” to the Company as a result, is the principal reason for the Company’s delay in completing its financial reporting for the quarters ended March 29, 2009, June 28, 2009 and September 27, 2009.

The Company’s motion to reject the Prepetition Foundry Agreement with Spansion Japan is currently scheduled to be heard in the Bankruptcy Court on December 2, 2009. The Company believes that bankruptcy laws provide for the rejection of the Prepetition Foundry Agreement if the Company’s management believes it to be in the Company’s best interest, as it does. Assuming the Bankruptcy Court grants the Company’s motion to reject the Prepetition Foundry

Agreement, the Company’s management believes that under applicable bankruptcy laws the pricing of any wafers and related services provided by Spansion Japan and sold to the Company following the commencement of the Bankruptcy Cases is fair market value. If the Bankruptcy Court grants the Company’s motion to reject the Prepetition Foundry Agreement, the Company intends to include such fair market value in its quarterly financial statements and believes it will be in a position to complete its financial reporting for the quarters ended March 29, 2009, June 28, 2009 and September 27, 2009 within a few weeks following the Bankruptcy Court’s decision. The Company will work to complete these filings as expeditiously as possible.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nancy A. Richardson	(408)	962-2500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☑

The Company has not yet filed its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 29, 2009 and June 28, 2009.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

The Company expects that there will be significant changes in the results of operations (in particular, net sales, operating income and net income) from the corresponding period for the last fiscal year as a result of the impact of the Bankruptcy Cases and the Spansion Japan Proceeding discussed above. As of the date of this Form 12b-25, the Company has not completed its financial reporting process for the fiscal quarter ended September 27, 2009, so it is not yet able to quantify the specific differences between the comparable periods.

Spansion Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2009	By	/s/ Randy W. Furr
Randy W. Furr
Executive Vice President and Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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